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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d — 2(b)
(Amendment No. ___)1

Drew Industries, Inc.

(Name of Issuer)

Common Stock
(Title of Class of Securities)

26168L 20 5
(CUSIP Number)

December 31, 2003
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☑	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following page(s))

CUSIP No. 26168L 20 5			13G	Page 2 of 5

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) First National Bankshares of Flordia, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Flordia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		5	SOLE VOTING POWER 785,315

		6	SHARED VOTING POWER 0

		7	SOLE DISPOSITIVE POWER 785,315

		8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 785,315

10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.8%

12	TYPE OF REPORTING PERSON HC

Item 1(a).	Name of Issuer.

Drew Industries, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices.

200 Mamaroneck Avenue, White Plains, NY 10601

Item 2(a).	Name of Person Filing.

First National Bankshares of Florida, Inc.

Item 2(b).	Address of Principal Business Office or, if none, Residence.

2150 Goodlette Road, Naples, Florida 34102

Item 2(c).	Citizenship.

Florida

Item 2(d).	Title of Class of Securities.

Common Stock

Item 2(e).	CUSIP Number.

26168L 20 5

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

[X] (g) A parent holding company or control person in
accordance with § 240.13d-1(b)(1)(ii)(G)

Item 4. Ownership.

(a) First National Bankshares of Florida, Inc., as the
sole shareholder of First National Wealth Management Company
("FNWMC"), beneficially owns the 785,315 shares of common stock of Drew Industries, Inc. held of record by the L. Douglas
Lippert Florida Intangible Tax Trust, of which FNWMC is the
trustee and, in such capacity, has sole voting and dispositive power over such shares of common stock.

(b) Percent of Class: 7.8%

(c) Number of Shares as to Which Such Person has:

(i) sole power to vote or to direct the vote: 785,315
(ii) shared power to vote or to direct the vote: 0
(iii) sole power to dispose or to direct the disposition of: 785,315
(iv) shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

The securities as to which this Schedule is filed by are owned of record by the L. Douglas Lippert Florida Intangible Tax Trust, which has the right to receive the dividends from, or the proceeds from the sale of, such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2004	FIRST NATIONAL BANKSHARES OF FLORIDA, INC.
By: /s/ Robert T. Reichert Name: Robert T. Reichert Title: Chief Financial Officer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. § 1001).

Exhibit A

Pursuant to the instructions in Item 7 of this Schedule 13G, the identity and the Item 3 classification of the relevant subsidiary are: First National Wealth Management Company, a wholly owned subsidiary of First National Bankshares of Florida, Inc. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934.